UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 22, 2010

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL OAO ANNOUNCES ACQUISITION OF LAMINORUL BRAILA METALLURGICAL PLANT IN
ROMANIA

Moscow, Russia – April 22, 2010. – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces acquisition of Laminorul Braila metallurgical plant located in Romania.
On  February 25, 2010 Mechel acquired 100% of the shares of Donau Commodities
SRL, which  holds  87.9% of the shares of Laminorul SA (Laminorul Braila), a steel plant located  in Braila, Romania, for a consideration of  9.4 million
Euros subject to a final price adjustment. The final price adjustment is expected to be agreed by the  end  of  April,  2010.
On April 19, 2010, the Romanian Competition Council approved the transaction.
Laminorul Braila plant is located in the southeast Romania on the left side of
Danube River in close proximity to Braila ports. The ports’ facilities allow for embarkation onto ships with cargo capacity of up to 5 thousand tonnes.
Constantsa international port (Black Sea) is also located nearby, thus providing convenient logistics for the plant.
The plant’s main production facilities include two rolling mills with total capacity of over than 380 thousand tonnes per year. Rolling mills manufacture structural shapes of different types: beams, channel bars, equal and unequal angles for industrial, civil and machinery construction. This is the only plant in Romania manufacturing special profile (bulb bar) which is used in shipbuilding. All types of products have European quality certificates. Bulb bars manufactured by the plant are certified by the international sea registers such as DNV, BV, LR, ABS, GL and the Russian Sea Register.
In 2009 the plant manufactured more than 50 thousand tonnes of structural shapes. 65% of the plant’s products are delivered to Western and Eastern Europe and the rest is consumed at the domestic market of Romania. Laminorul Braila is sourced with billets supplied by Mechel Targoviste steel plant, a one more
Romanian subsidiary of Mechel. The plant employs more than 570 people.
Victor Dyshlevich, CEO of East-European Steel Division, commented on the event:
“The acquisition of Laminorul Braila is a one more step in implementation of
Mechel’s steel business development strategy, particularly aimed at increasing the share of high margin products in the group’s product portfolio. The plant allows producing downstream products from Mechel’s billets and increase synergies of all Romanian assets of the group. The products manufactured at
Laminorul Braila are a good supplement to the product portfolio of Mechel’s steel plants in Romania. The new products – structural shapes and bulb bars –
will undoubtedly expand our positions on the market of Romania and other countries of the European Union and also would allow diversifying distribution of our products. The company plans to increase production volume for the future”.
Mechel’s East-European Steel Division consists of the following steel plants:
Mechel Targoviste, Mechel Campia Turzii, Ductil Steel Buzau, Otelu Rosu and
Mechel Targoviste.
***
Mechel OAO
Ekaterina Videman
Phone: + 7 495 221 88 88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: April 22, 2010	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO